Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cameco Corporation

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180, 333-139165, 333-196422 and 333-281406) and the Registration Statement on Form F-10 (File No. 333-283140) of our reports dated February 12, 2026 with respect to the consolidated financial statements of Cameco Corporation (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2025, which reports appear in Exhibit 99.2 to this Form 6-K of the Entity dated February 13, 2026.

/s/ KPMG LLP

Chartered Professional Accountants

February 13, 2026

Saskatoon, Canada